January 23, 2025

Adeel Rouf
Chief Executive Officer and President
Titan Acquisition Corp
131 Concord Street
Brooklyn, NY 11201

       Re: Titan Acquisition Corp
           Amendment No. 3 to
           Draft Registration Statement on Form S-1
           Submitted January 3, 2025
           CIK No. 0002009183
Dear Adeel Rouf:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 23, 2024, letter.

Amendment No. 3 to Draft Registration Statement on Form S-1 submitted January 3, 2025
Cover Page

1. We note your response to prior comment 2 and your disclosure in paragraph 16 with respect to how the anti-dilution adjustment may result in material dilution. Please also address whether the exercise of the private warrants on a cashless basis and the conversion of the working capital loans into units may result in a material dilution of
       the purchasers    equity interests. Please similarly revise your
disclosure on pages 15
       and 115 outside the table to clearly state that the conversion of the warrants on a cashless basis may result in material dilution. Additionally, please specifically revise
 January 23, 2025
Page 2

       to address the 6,325,000 shares purchased by the founders and the nominal price paid for these shares. Please refer to Items 1602(a)(3), 1602(b)(6), and 1603(a)(6) of
       Regulation S-K.
2. We note your response to prior comment 3 and reissue in part. Please revise your disclosure to clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters; and purchasers in the offering. See Item 1602(a)(5) of Regulation S-K.
The Offering
Ability to extend time to complete initial business combination, page 30

3. We note your response to prior comment 7 and reissue in part. Please expand your disclosure to address the consequences to the sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.
Dilution, page 95

4. We note your response to prior comment 11 and we are unable to locate your revisions. As such, we reissue prior comment 11. Please expand your disclosure on page 95 to narratively describe each material potential source of future dilution not included in the table. Your revisions should address, but not be limited to, a discussion of the anti-dilution provisions in the Class B ordinary shares and potential ordinary shares to be issued to shareholders of a potential business combination target as consideration. Please also expand your narrative disclosure on page 38 to discuss the anti-dilution provisions in the Class B ordinary shares. Reference is made to Item
       1602(c) of Regulation S-K.
Proposed Business, page 105

5. We note your response to prior comment 12. We are unable to locate your revisions in response to this comment and reissue. Please revise to specifically identify all of the persons who have a direct or indirect material interest in the SPAC sponsor, as well as the nature and amount of their interests, as required by Item 1603(a)(7) of Regulation
       S-K. Please also revise your disclosure on page 134 to discuss the membership interests in the sponsor that your independent directors will receive for their services as a director. See Item 402(r)(3) of Regulation S-K.
       Please contact Kellie Kim at 202-551-3129 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Michael J. Blankenship, Esq.